

SALANS

ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 Fax +1 (212) 632 5555
www.salans.com

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34735

April 5, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Fin[illegible]
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302


06012356

SUPPL

Re: ASSA ABLOY AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34735)-Press Release (3)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

Enclosure

cc: Martin Hamner
Nina Svensson, Esq.
Robert K. Smits, Esq.

Press release

from ASSA ABLOY AB (publ) 20 March , 2006 no:4/06

Annual General Meeting of ASSA ABLOY AB (publ.) – new chairman to take over

The board of ASSA ABLOY AB will hold its annual general meeting at 3.30pm on Tuesday, April 25, in the Stora Sal hall of the Royal Swedish Academy of Music, Nybrokajen 11, Stockholm.

After 12 years as chairman of ASSA ABLOY, Georg Ehrnrooth will leave the board at the Annual General Meeting in April.

"I've been chairman of the board since the group was founded in 1994, and I've seen amazing growth," Ehrnrooth says. "The level of Finnish ownership has gradually decreased to almost nothing, so this seems like a appropriate time for me to retire."

The nomination committee has recommended Gustaf Douglas as the new chairman of the board.

"ASSA ABLOY has just appointed a new CEO, Johan Molin, and is looking forward to an exciting period of growth as the world's leading company in this industry," Douglas says. "I'm looking forward to heading the board in the coming years."

In addition to usual business, the annual general meeting will deal with a proposal from the board for an incentive program targeting leading personnel within the ASSA ABLOY Group.

An invitation to the Annual General Meeting is attached.

Further information can be obtained from

Johan Molin, President and CEO, Tel: +46 8 506 485 42
Göran Jansson, Deputy CEO and CFO, Tel: +46 8 506 485 72
Martin Hamner, Director of Investor Relations and Group Controller, Tel: + 46 8 506 485 79

File No. 82-34735

Annual General Meeting of Shareholders in ASSA ABLOY AB (publ)

The shareholders in ASSA ABLOY AB (publ) are hereby invited to attend the Annual General Meeting to be held on Tuesday 25 April 2006 at 3.30 p.m., "Musikaliska Akademiens Stora Sal", Nybrokajen 11, Stockholm.

A. Notice of Attendance

Shareholders who wish to attend the Annual General Meeting must:

(i) be recorded in the printout of the share register maintained by the Swedish Securities Register Centre ("VPC AB"), made as of Wednesday 19 April 2006,

(ii) notify ASSA ABLOY AB of their intention to attend the Annual General Meeting on the company's home page www.assaabloy.com, e-mail to bolagsstamma@assaabloy.com, by telephone +46 8 506 485 00 or telefax +46 8 506 485 85 or in writing to ASSA ABLOY AB, "AGM", P.O. Box 70340, SE-107 23 Stockholm, Sweden, by Wednesday 19 April 2006 at 4.00 p.m., at the latest.

In order to participate in the proceedings of the Annual General Meeting, shareholders with nominee-registered shares should request their bank or broker to have the shares temporarily owner-registered with VPC AB on Wednesday 19 April 2006. The nominee should be notified in due time before said date.

When giving notice of attendance, the shareholder shall state name, personal code number (corporate identification number), address, telephone number, number of shares and names of representatives, if any. The information given in the notice of attendance will be processed and used only in connection with the Annual General Meeting 2006. An entrance card to be shown when registering for the Annual General Meeting will be sent in confirmation of the notice of attendance.

Shareholders must issue a proxy to a representative to act on the shareholder's behalf. Proxy to act on behalf of a legal entity must enclose a copy of a registration certificate (or similar papers of authorisation). The documents may not be older than one year. In order to facilitate the entrance to the Annual General Meeting, proxies and documents of authorisation should have arrived to the company at the above stated address on Wednesday 19 April 2006, at the latest.

B. Agenda

Proposal for Agenda

File No. 82-34735

1. Opening of the Meeting.
2. Election of Chairman of the Meeting.
3. Preparation and approval of the voting list.
4. Approval of the agenda.
5. Election of one or two person(s) to check the minutes.
6. Determination of compliance with the rules of convocation.
7. The Managing Director's report.
8. Presentation of the Annual Report and the Auditor's Report and the Consolidated Financial Statements and the Group Auditor's Report.
9. Resolutions regarding
   (a) adoption of the Statement of Income and the Balance Sheet and the Consolidated Statement of Income and the Consolidated Balance Sheet;
   (b) appropriation of the company's profit according to the adopted Balance Sheet;
   (c) record date for dividend;
   (d) discharge from liability of the Board of Directors and the Managing Director.
10. Establishment of the number of members and deputy members of the Board of Directors.
11. Establishment of fees to the Board of Directors.
12. Election of Chairman of the Board of Directors, other members and deputy members.
13. Election of auditors and establishment of auditors' fees.
14. Election of members of the Nomination Committee and establishment of the tasks of the Nomination Committee.
15. Resolution on amendment of the articles of association.
16. Resolution on a directed issue of convertible bonds and approval of an incentive program for senior executives.
17. Closing of the Meeting.

Item 2 - Proposal for Election of Chairman of the Meeting

The Nomination Committee proposes that Georg Ehrnrooth, Chairman of the Board of Directors, is elected Chairman of the Meeting.

Item 8 - Presentation of the Annual Report

In connection with the presentation of the Annual Report, a presentation of the activities of the Board of Directors' during 2005 is to be made, including:

(a) a report on the work of the Audit Committee and consultancy fees and other fees paid to the auditing firm during 2005; and
(b) a report on the work of the Remuneration Committee and the remuneration policy of the Board of Directors.

File No. 82-34735

Item 9 (b-c) - Proposal for Dividend

The Board of Directors proposes a dividend of SEK 3.25 per share be declared. As record date for the dividend, the Board of Directors proposes Friday 28 April 2006. If the Annual General Meeting resolves in accordance with the proposal, the dividend is expected to be distributed by VPC AB on Wednesday 4 May 2006.

Item 10-13 - Proposal for Election of Board of Directors and Auditors and Establishment of Fees

The Nomination Committee elected at the Annual General Meeting 2005, consisting of Gustaf Douglas (Investment AB Latour and SäkI), Chairman, Staffan Grefbäck (Alecta), Marianne Nilsson (Robur) and Melker Schörling (Melker Schörling and companies), recommends the Annual General Meeting to resolve as follows:

- The number of board members shall be eight. No deputy members shall be elected.
- Re-election of the board members Carl Douglas, Gustaf Douglas, Per-Olof Eriksson, Lotta Lundén, Sven-Christer Nilsson, Melker Schörling and Carl-Henric Svanberg. Georg Ehrnrooth has declined re-election.
- New election of Johan Molin, Chief Executive Officer and Group Chief Executive of ASSA ABLOY AB since 1 December 2005. Johan Molin (born in 1959) was previously chief executive officer of Nilfisk-Advance, 2001-2005, and before then, 1983-2001, active in the Atlas Copco group (different positions, mainly within finance and market, later on head of division).
- New election of Gustaf Douglas as Chairman of the Board and re-election of Melker Schörling and Carl-Henric Svanberg as deputy chairmen.
- Fees to the board members shall amount to a total of SEK 3,250,000 (remuneration for committee work not included), to be distributed among the board members as follows: SEK 750,000 to the chairman, SEK 550,000 to each of the deputy chairmen and SEK 350,000 to each of the other board members, who are not employed by the company. In addition, remuneration shall be paid to the members of the Audit Committee and the Nomination Committee by SEK 100,000 to each of the chairmen and by SEK 50,000 to each of the other members.
- Election of the auditing firm Öhrlings PricewaterhouseCoopers AB, Stockholm, as auditor, with authorized public accountant Peter Nyllinge, as representative of the auditing firm, for a term of office up to and including the Annual General Meeting 2010.
- Fees to the auditors shall be paid according to an agreement between the parties.

Information on the members recommended as members of the Board of Directors of ASSA ABLOY AB, information on proposed auditors and a report on the work of the Board of Directors and the Nomination Committee is available on the company's home page www.assaabloy.com.

File No. 82-34735

Item 14 - Nomination Committee

Investment AB Latour, Alecta, Robur, Melker Schörling and companies and SäkI, shareholders totally representing approximately 48 per cent of the number of votes of all shares in the company, have informed the company that they will recommend the Annual General Meeting to resolve in the main according to the following:

- The Nomination Committee shall have four members who, up to and including the Annual General Meeting 2007, shall be Gustaf Douglas (Investment AB Latour and SäkI), Staffan Grefbäck (Alecta), Marianne Nilsson (Robur) and Melker Schörling (Melker Schörling and companies). Melker Schörling shall be elected Chairman of the Nomination Committee.

- If a shareholder represented by a member of the Nomination Committee no longer is one of the major shareholders of ASSA ABLOY AB, the Nomination Committee shall be entitled to nominate another representative among the major shareholders to replace such member. The same shall apply if a member of the Nomination Committee no longer is employed by such shareholder or for any other reason should leave the Nomination Committee before the Annual General Meeting 2007.

- The Nomination Committee shall, before the Annual General Meeting 2007, prepare and submit proposals for:
  - election of Chairman of the Annual General Meeting,
  - election of chairman, deputy chairman and other members of the Board of Directors,
  - fee to the Board of Directors including distribution of fees among the chairman, deputy chairmen and other board members and also remuneration for committee work
  - election of auditors (when appropriate), and
  - fee to the auditors

Item 15 - Resolution on Amendment of the Articles of Association

The Board of Directors recommends the Annual General Meeting to resolve on the below amendments of the articles of association, partly in order to make certain editorial simplifications, partly to adapt the articles of association to the new Swedish Companies Act, which came into force on 1 January 2006. The recommendation of the Board of Directors principally means:

<u>that</u> the nominal value of the share is deleted from the articles of association and replaced by a provision stating that the number of shares shall be not less than SEK 200,000,000 and not more than SEK 800,000,000 (§5);

<u>that</u> the regulation regarding shareholders' preferential right on issues of shares of series A and/or series B is extended to include not only cash issues but also set-off issues. Further, there will be a new regulation of the shareholders' preferential right on cash and set-off issues of options or convertible bonds (§5);

File No. 82-34735

that the provision regarding the board members' term of office is adapted to the wording of the new law (§6);

that the provision regarding the notice to a general meeting is adjusted so that the newspapers in which the notice is to be published are Post- och Inrikes Tidningar (*Sw. the Official Swedish Gazette*) and Dagens Nyheter (§8);

that shareholders wishing to attend a general meeting shall be registered in a transcript, or another presentation, of the share register showing the conditions five weekdays prior to the meeting (§10);

that the provision on the opening of a general meeting and shareholders' right to vote for the full number of shares is deleted from the articles of association as this is expressly governed by law (§§11-12);

that the provision on pre-emption concerning shares of series A in the company is adjusted and adapted to the new Companies Act mainly meaning that (i) the types of ownership transfers comprised by the pre-emption are specified, (ii) offers for pre-emption are not to be exercised for a number of shares less than the shares offered, (iii) guidelines for determination of the redemption amount are included, (iv) the regulation of the procedure in disputes on redemption is specified and that (v) the general procedure in cases of pre-emption is clarified (§15, *now §13*);

that the VPC-registration proviso is adjusted to the definition of a VPC-registered company according to Chap 1, Section 10 of the Companies Act (§16, *now § 14*).

Item 16 - Resolution on a Directed Issue of Convertible Bonds and Approval of an Incentive Program for Senior Executives

The Board of Directors has decided to recommend the Annual General Meeting to adopt a resolution on the issue of convertible bonds according to Section 1 below and further to approve the measures described in Section 2 for the implementation of a global incentive program in the ASSA ABLOY Group for individuals in group management and division management as well as individuals with a corresponding position ("Entitled Subscribers"). The proposal by the Board of Directors has been prepared by the Remuneration Committee and been discussed with major shareholders of the company.

1. Issue of Convertible Bonds

The Board of Directors of ASSA ABLOY AB recommends the Annual General Meeting to resolve:

that the company shall issue convertible bonds in four (4) series, each with a maximum nominal value of EUR 12,500,000, in series 2006/2011:1, 2006/2011:2, 2006/2011:3 and 2006/2011:4;

that the subscription price for each convertible bond shall be equal to its nominal value;

that the convertible bonds will rank *pari passu*, and without any preference among themselves, with other un-subordinated and unsecured obligations of the company;

File No. 82-34735

that with disregard to the present shareholders' priority rights, a company established especially for the intended purpose ("InvestCo") shall be granted the right to subscribe for all four (4) series of the convertible bonds;

that subscription can be made for all series of the convertible bonds only, or for equal parts thereof, as *one* unit;

that subscription and payment for the convertible bonds shall be made on 30 June 2006 at the latest;

that the convertible bonds will rank *pari passu*, and without any preference among themselves, with other un-subordinated and unsecured obligations of the company;

that the convertible bonds shall bear an annual interest of 90 per cent of "3 months' EURIBOR plus 0.45 per cent";

that the interest shall become due for payment quarterly as specified in "TERMS AND CONDITIONS FOR ASSA ABLOY AB'S CONVERTIBLE BONDS SERIES 2006/2011:1-4";

that the convertible bonds shall become due for redemption on the date falling five years from the date of subscription and payment for the convertible bonds to the extent that conversion has not occurred before then;

that the convertible bonds shall be convertible into new shares of series B in ASSA ABLOY AB at the earliest 180 days prior to the date when the convertible bonds are due for redemption and at the latest 14 days prior to the date when the convertible bonds are due for redemption;

that the rate at which conversion can be made shall correspond to an amount totalling the following percentage of the average of the last quoted transaction price for shares of series B in ASSA ABLOY AB on the Stockholm Stock Exchange during five business days prior to the date of subscription and payment for the convertible bonds (the "Measure Period"):

- 110 per cent for convertible bonds of series 2006/2011:1,
- 120 per cent for convertible bonds of series 2006/2011:2,
- 130 per cent for convertible bonds of series 2006/2011:3,
- 140 per cent for convertible bonds of series 2006/2011:4;

in the absence of a price quotation for any of the days in question, the purchase price quoted as the final rate shall be applied. A day when there is neither a buying rate nor a purchase rate available shall not be included in the calculation. The calculated conversion rate shall be rounded to the nearest whole number of Swedish ören, whereby a half öre shall be rounded downwards and thereafter be recalculated into EUR applying the exchange fixing rate SEK/EUR quoted by the Swedish commercial banks on the date of subscription and payment for the convertible bonds, without the conversion rate being less than the ratio value of a share in ASSA ABLOY AB. The conversion rate thus calculated in EUR shall be rounded to the nearest whole number of 10 cents, whereby five cents shall be rounded downwards;

that a share obtained due to conversion shall entitle to profit distribution for the first

time on the record day for distribution occurring immediately after the execution of the conversion;

that the nominal share capital on conversion can as a maximum be increased by an amount corresponding to SEK 6 million, and should such amount be exceeded at the application of the abovementioned basis of calculation and the share and exchange prices applicable at the time of subscription and payment for the convertible bonds, the measure rate shall be increased in a way that the share capital increase on conversion will not exceed the amount indicated; and

that in all other respects, the terms and conditions evident from "TERMS AND CONDITIONS FOR ASSA ABLOY AB's CONVERTIBLE BONDS – SERIES 2006/2011:1-4" shall apply.

The Board of Directors, or a person authorised by the Board of Directors, is recommended to be entitled to make such minor adjustments to the resolution passed by the General Meeting regarding the resolution on the issue of convertible bonds that may be necessary in connection with the registration of the bonds with the Swedish Companies Registration Office and the VPC AB.

The reason for disregarding the shareholders' priority rights is that ASSA ABLOY AB wishes to introduce a global incentive program for the Entitled Subscribers in the Group, whereby they will be offered the opportunity to take part in an increase in value of the ASSA ABLOY share. This is expected to increase the interest in the profitability and the share price development of ASSA ABLOY AB and to stimulate a continued company loyalty over the forthcoming years.

As part of two global employee incentive programs in the Group with the same structure as the one now recommended, ASSA ABLOY AB has on two previous occasions issued totally eight convertible bonds in series 2001/2006:1-4 and series 2004/2009:1-4, each with a nominal value of EUR 25 million.

The increase of the share capital of ASSA ABLOY AB will at a full subscription and conversion of the convertible bonds, respectively, and based on a share rate of the company of SEK 140, a SEK-EUR-rate of 9.45 and a conversion rate determined in accordance with what has been stated above, be approximately SEK 2.7 million, which at a full conversion of the company's present outstanding convertible bonds issued in 2001 and 2004, corresponds to a dilution of approximately 0.7 per cent of the share capital and approximately 0.5 per cent of the total number of votes. The aggregate dilution that may follow together with the outstanding convertible bonds will be approximately 4.1 per cent of the share capital and approximately 2.8 per cent of the total number of votes. A full conversion would change the key ratio earnings per share from 6.97 to 6.95.

2. The Incentive Program

The incentive program shall be implemented mainly in accordance with what is described below.

Entitled Subscribers within the Group will be offered the opportunity to acquire shares ("Shares") in InvestCo, a Special Purpose Vehicle established for the intended purpose. For practical and legal reasons, the acquisition of the Shares in the United States and Canada will be made indirectly through a subsidiary. The offer is expected to comprise less than 100 persons in 15 countries.

The allotment of Shares in InvestCo will be determined by the Board of Directors of ASSA ABLOY AB in accordance with the following guidelines:

(a) A right to acquire the Shares will, subject to information below and any adjustments required pursuant to local legal and regulatory requirements, be granted all current and permanent Entitled Subscribers in the ASSA ABLOY Group at the end of the subscription period (for the Shares in InvestCo), provided that a notice of termination of employment has not been given on or prior to such a date, and to such Entitled Subscribers who at this time have signed employment contracts for permanent positions with companies in the ASSA ABLOY Group.

(b) A right to subscribe for Shares will also be granted Société Générale (or a company in the ASSA ABLOY Group), however, not exceeding an investment amount of EUR 500 000, for further transfer to new Entitled Subscribers in the ASSA ABLOY Group or to persons promoted to such positions before 31 December 2007 in accordance with the principles of allotment.

(c) Subscription for Shares may take place in different preset tranches. All Entitled Subscribers will have the same right to purchase Shares, however, no Entitled Subscriber will have the right to acquire Shares equal to an amount exceeding 50 % of his/her estimated fixed annual salary. In the event of an over-subscription and a demand for a number of Shares which exceeds the actual number of Shares in InvestCo, allotment will take place by a proportional reduction of the number of oversubscribed Shares in relation to the number of Shares each Entitled Subscriber wishes to acquire.

(d) Board members of ASSA ABLOY AB, who are not employed in the ASSA ABLOY Group, will not be entitled to acquire Shares in InvestCo or otherwise participate in the incentive program.

The sale of Shares is expected to take place from 5 May to 15 May 2006 and at all events before the end of June 2006.

The purchase price for the acquired Shares shall correspond to the fair market value during the Measure Period, which value is expected to correspond to the net worth of the Shares.

The valuation of the Shares shall be performed by Société Générale in its capacity as an independent valuation institute. The valuation of the Shares shall be performed in accordance with standard methodologies including the application of Black & Scholes, adjusted to take into consideration specific terms for this incentive program.

InvestCo will issue different series of shares. The acquisition of Shares by the Entitled Subscribers is expected to correspond to approximately 60 per cent of the Shares while the indirect holding through the hedge arrangement is expected to correspond to 40 per cent of the Shares. The Shares will be transferable among the circle of shareholders and Entitled Subscribers in the ASSA ABLOY Group.

InvestCo intends to finance its subscription for the convertible bonds to an amount equal to 90 per cent of the value of the convertible bonds by raising a bank loan of maximum EUR 45 million (the "Loan") and for the remaining 10 per cent by the capitalization which will take place through the acquisition of Shares by Entitled Subscribers and the hedge arrangement described below. Consequently, InvestCo will have equity of maximum EUR 5 million. InvestCo intends to divest its assets (convertible bonds and/or shares) in 2011 and repay all its debts, whereupon InvestCo's remaining proceeds will be distributed among such Entitled Subscribers who, directly or indirectly, participate in the incentive program. The accrued interest from the convertible bonds is intended to cover interest paid under the Loan and certain administrative costs. ASSA ABLOY AB will neither through shareholding nor through board representation have any control over InvestCo.

ASSA ABLOY AB will issue Stock Appreciation Rights to Entitled Subscribers in the United States and Canada, having economic rights and obligations basically corresponding to those of the Shares in InvestCo through a local subsidiary and in principle on the same terms as for the sale of the Shares. In order to hedge any increase in value of the Stock Appreciation Rights, ASSA ABLOY AB intends to arrange a hedge by acquiring a number of call options corresponding to the number of issued Stock Appreciation Rights from Société Générale. The call options will be cash settled, i.e. not result in any delivery of Shares. Société Générale will acquire Shares in InvestCo at the same price as the Entitled Subscribers to the extent required in order to have a cash settlement for the issued call options. In addition, ASSA ABLOY AB intends to hedge certain social security contributions arising. The total hedging costs after tax are expected to amount to an insignificant amount from an ASSA ABLOY Group perspective. The costs of the program are not expected to be materially affected by a possible increase in value, as an increase in value of the Stock Appreciation Rights and the social security contributions in the main are intended to be secured by a hedge.

3. Opinion of the Board of Directors

The Board of Directors considers the incentive program to be a reasonable proposal with regard to the persons entitled to subscribe, the terms and conditions of the proposal, the size of the allotment, the existence of other share related incentive programs and other relevant factors.

File No. 82-34735

Voting Majority

A resolution according to the proposal of the Board of Directors under item 15 shall, in order to be valid, be supported by at least two thirds of the shares voted and two thirds of all shares present or represented at the General Meeting. A resolution according to the proposal of the Board of Directors under item 16 shall, in order to be valid, be supported by at least nine tenths of both the shares voted and nine tenths of all shares present or represented at the General Meeting.

Additional Information

The Annual Report 2005 and the statement of the Board of Directors concerning dividend are available at the company's home page www.assaabloy.com. The Board of Director's complete proposals for resolutions according to items 15-16 will be available at the Company and on the company's home page www.assaabloy.com no later than 10 April 2006. The documents will be sent to shareholders on request and will also be available at the Annual General Meeting.

Welcome!
Stockholm in March 2006
The Board of Directors
ASSA ABLOY AB (publ)

Press release

from ASSA ABLOY AB (publ) 27 March 2006 no:6/06

ASSA ABLOY's acquisition of Adams Rite has been cleared and is now complete

ASSA ABLOY has received regulatory clearance in the US to acquire Adams Rite Manufacturing Co. in accordance with the agreement signed in February 2006. The acquisition is now complete.

Adams Rite designs and manufactures mechanical and electrical security products. The Company has a strong brand and product offering in the aluminum door channels that are complementary to ASSA ABLOY.

The Company is headquartered in Pomona, California where it has both its corporate headquarters and main operating facility, which focuses on assembly. In the UK the Company is a distributor of mechanical and electrical security products for commercial aluminum doors.

Annual sales amount to approximately USD 50 M with a good EBIT-margin. The acquisition is expected to be EPS neutral during 2006 and positive from 2007. The Company has approximately 300 employees. Restructuring costs in connection with the acquisition are expected to amount to approximately USD 3 M.

Further information can be obtained from

Johan Molin, President and CEO, Tel: +46 8 506 485 42
Göran Jansson, Deputy CEO and CFO, Tel: +46 8 506 485 72
Martin Hamner, Director of Investor Relations and Group Controller, Tel: + 46 8 506 485 79


ASSA ABLOY AXIS
COMMUNICATIONS

SECURITAS SYSTEMS

SCHOOL OF ECONOMICS AND MANAGEMENT

ASSA ABLOY, Axis Communications and Securitas Systems to co-operate on a research program with Lund University within the field of Security Informatics.

The four year Security Informatics research program encompasses new business models for open systems, the management of organization networks and alliances, and identification of future customer requirements. In particular, it will contribute to the development of methodologies and tools to enable analysts and researchers to better understand future markets and services within the security industry.

"Our markets are driven by technology development and by global customers demanding new types of IT-based security and surveillance solutions. If we want to continue to grow and stay in the forefront it is important that we get the best understanding of what direction our industry is moving", said the three sponsoring companies. "We strongly believe that the research team at Lund University will help us to create that understanding."

"The convergence of Information, Communication and Security Technology will generate new kinds of security services. This sector is one of the most exciting new industry formations, and we are delighted to lead this research together with three of the most interesting players in the business", said Associate Professors Thomas Kalling and Konrad Tollmar from the School of Economics and Management at Lund University who will head the research program.

For further information, contact:

Lund University School of Economics and Management
Thomas Kalling, Associate Professor +46 46 222 32 61
Konrad Tollmar, Associate Professor +46 46 222 32 61

ASSA ABLOY
Glen Greer, CTO Shared Technologies + 46 8 506 485 00

Axis Communications
Margareta Lantz, IR and Corporate Communications Manager + 46 46 272 18 92

Securitas Systems
Åsa Larsson, Manager Corporate Communications + 46 8 657 74 33

Notes to Editors:

About Lund University School of Economics and Management (LUSEM):
LUSEM is one of the largest and most prestigious institutions in Northern Europe for international education and research on management, economics and informatics. Being part of a large research-oriented university at which all major academic fields are represented, whilst at the same time having close connections with the corporate world in Europe, provides a strong platform for innovation and research. Further information about the university can be found on www.lu.se

About ASSA ABLOY
ASSA ABLOY is the world's leading manufacturer and supplier of locking solutions, meeting tough end-user demands for safety, security and user friendliness. The Group has some 30,000 employees and annual sales of about EUR 3 billion. Further information about ASSA ABLOY can be found on www.assaabloy.com

About Axis
Axis increases the value of network solutions. The company is an innovative market leader in network video and print servers. Axis' products and solutions are focused on applications such as security surveillance, remote monitoring and document management. The products are based on in-house developed chip technology, which is also sold to third parties.

Axis was founded in 1984 and is listed on the Stockholmsbörsen (XSSE: AXIS) Attract 40-list. Axis operates globally with offices in 16 countries and in cooperation with distributors, system integrators and OEM partners in 70 countries. Markets outside Sweden account for more than 95% of sales. Information about Axis can be found at www.axis.com.

About Securitas Systems
Securitas Systems is a security systems integrator who offers complete security solutions for customers with high security demands within market segments such as banking, industry, defense, airport, seaport and retail. Services are based on modern technology and concepts include access control, video surveillance, intrusion and fire alarm systems. Securitas Systems has 4,600 employees and operates in 15 countries (in Europe, USA and Hong Kong). Securitas Systems also owns Pacom, a security product manufacturing company in Australia. Further information about Securitas Systems can be found on www.securitassystems.com